Exhibit 99.1

Five Additional Leading Physicians to Join Cellectis Clinical Advisory Board

New Board Members Include Hematology Experts Catherine Bollard, Hervé Dombret, Ola Landgren, Marcela Maus & Dietger Niederweiser

NEW YORK--(BUSINESS WIRE)--March 7, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced five new leading experts will join the Company’s Clinical Advisory Board (CAB) in 2017 from the fields of hematologic malignancies, immunotherapy, immunology, stem cell transplantation. The CAB serves as a strategic resource to Cellectis as the Company enters the clinical development of allogeneic CAR T immunotherapies, led by its wholly owned product candidate, UCART123.

The new board members include Dr Catherine Bollard, Pr Hervé Dombret, Pr Ola Landgren, Dr Marcela Maus and Pr Dietger Niederwieser.

“As Cellectis has recently received IND approval from the U.S. FDA to conduct two Phase 1 clinical trials with UCART123, an allogeneic, ‘off-the-shelf’ CAR T-cell product candidate for acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN), the Company’s Clinical Advisory Board will continue to play a critical role in establishing new and innovative immunotherapies for patients all over the world,” said Dr. Loan Hoang-Sayag, Chief Medical Officer, Cellectis. “As such, we are pleased these five additional hematology leading experts have now joined the Board to further guide us in our efforts to transform cancer treatment through gene editing.”

Professor Catherine Bollard, MBChB, MD, FRACP, FRCPA, is Chief, Division of Allergy and Immunology and Director of the Program for Cell Enhancements and Technologies for Immunotherapy at the Children’s Research Institute, Children's National Health System and The George Washington University. A distinguished hematologist and immunotherapist, Dr. Bollard’s research interests focus on areas that include developing cell and gene therapies for patients with cancer and underlying immune deficiencies.

Professor Hervé Dombret, MD, is Head of the Leukemia Unit at the Hôpital Saint Louis, Paris, and Director of Clinical Research in the Hematology, Immunology and Transplantation Unit, University of Paris Diderot. He is also Director of the University Hematology Research Center in Hôpital Saint-Louis and has a PhD in Oncogenesis. His main fields of interest include clinical and translational research in acute myeloid leukemia, acute lymphoblastic leukemia, myelodysplastic syndromes and chronic myeloid leukemia.

Professor Ola Landgren, MD, is Chief of the Myeloma Service at Memorial Sloan Kettering Cancer Center New York and Professor of Medicine at Weill Cornell Medical College. He is a board-certified hematologist-oncologist whose research focuses on the development of novel treatment strategies and advanced disease monitoring. He has a strong interest in the development of early-treatment clinical trials, targeting high-risk smoldering myeloma. He develops new strategies (including cell-based, molecular-based and imaging-based) and implements advanced MRD testing in clinical trials at MSK.

Doctor Marcela V. Maus, MD, PhD, is Director of Cellular Immunotherapy at the Massachusetts General Hospital in Boston and Assistant Professor at Harvard Medical School. She is a board-certified hematologist-oncologist with extensive research experience in all aspects of pre-clinical and clinical design and use of cell therapies and gene-modified T-cells for cancer. Dr Maus completed undergraduate studies at MIT and her MD and PhD at Penn. As a graduate student, she worked with Dr. Carl June on the biology of human T cell activation. She completed residency training in internal medicine at the University of Pennsylvania Health System, and completed fellowship training in Hematology and Medical Oncology at Memorial Sloan Kettering Cancer Center. Her research focuses on the pre-clinical development and clinical translation of engineered T cell therapies.

Professor Dietger Niederwieser, MD, is Professor of Medicine, Head of the Division of Hematology and Medical Oncology at University of Leipzig and University Hospital. His therapeutic areas of expertise include Clinical Immunology, Hematology and Oncology, and his research is focused on stem cell transplantation, cell therapies and gene therapies. He has extensive experience in health economics, outcomes research, clinical development of innovative drugs and clinical studies.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases as well as its pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells.

Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to, the risk that the preliminary results from our product candidates will not continue or be repeated, the risk of not obtaining regulatory approval to commence clinical trials on the UCART product candidates, the risk that any one or more of our product candidates will not be successfully developed and commercialized. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Security Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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Cellectis
Simon Harnest, 646-385-9008
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simon.harnest@cellectis.com